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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Leisure Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Balderton St - 8th floor
(No. and Street)

London	England	W1K6TL
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Decker (502) 561-3431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

850 Canal Street - 4th Floor	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Harms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Leisure Partners, LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public



ALEX PLANCO
MY COMMISSION # FF 985358
EXPIRES: February 28, 2020
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL LEISURE PARTNERS, LLC

Statement of Financial Condition
March 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Global Leisure Partners, LLC

We have audited the accompanying statement of financial condition of Global Leisure Partners, LLC (the Company) as of March 31, 2017, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Leisure Partners, LLC as of March 31, 2017, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Stamford, Connecticut
May 25, 2017

Global Leisure Partners, LLC

Statement of Financial Condition
March 31, 2017

Assets		
Cash	$	121,568
Accounts receivable		3,034,811
Prepaid expenses		15,593
Deposits		2,616
Due from Parent		2,828,584
Due from affiliate		75,950
Fixed assets, net of accumulated depreciation of $3,702		7
Total assets	$	6,079,129
Liabilities and Members' Equity		
Accounts payable and accrued expenses		38,427
Due to affiliate		9,352
Members' equity		6,031,350
Total liabilities and members' equity	$	6,079,129

See Notes to Statement of Financial Condition.

Note 1. Organization and Business

Global Leisure Partners, LLC (the "Company" or "LLC"), a Delaware limited liability company, is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), successor to the National Association of Securities Dealers, Inc. The Company is wholly-owned by Global Leisure Partners, LLP (the "Parent"), a United Kingdom-based limited liability partnership. The Company engages in the private placement of securities and also provides investment banking, financial advisory services, and mergers and acquisition advice, principally in the leisure industries. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and accordingly, is exempt from the remaining provisions of that Rule.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Demand deposits with banks and other highly liquid investments with maturities of three months or less when acquired are considered to be cash and cash equivalents. The Company considers amounts held in money market funds at financial institutions to be cash equivalents.

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little exposure to any significant credit risk.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable are due from the Company's major customer under normal trade terms. Management reviews accounts receivable to determine if any receivables will potentially be uncollectable and has determined that no allowance for doubtful accounts is necessary at March 31, 2017.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets which is 3 years.

Income taxes: The Parent, as the sole member of the LLC, is taxed on the Company's Federal and state taxable income. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying statement of financial position.

Note 3. Due from Parent

Due from Parent in the amount of $2,828,584 represents advances made under a non-interest bearing unsecured loan facility with no definite due date.

Note 4. Concentration and Accounts Receivable

Accounts receivable totaling $3,034,811 at March 31, 2017 is concentrated with one major customer.

Note 5. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. Under such, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At March 31, 2017, the Company had net capital of $73,789 which was $68,789 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.65 to 1.

Note 6. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit and receivable or tax expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2013. For the year ended March 31, 2017, management has determined that there are no material uncertain income tax positions.

Note 7. Employee Benefit Plan

The Company has a defined contribution 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all eligible employees, wherein, employees may contribute a percentage of their compensation subject to Internal Revenue Code limits. The Company did not make a matching contribution or discretionary profit sharing contribution to the Plan.

Note 8. Lease Commitment

The Company was obligated under an operating lease for office space which expired on June 30, 2016. Total rent expense under this lease for the year ended March 31, 2017 was $3,000.

The Company is obligated under an operating lease for office space which expires on June 30, 2017. Total rent expense under this lease for the year ended March 31, 2017 was $8,457. Future minimum rental payments in 2017 under this lease are $4,182.

Note 9. Subsequent Events

The Company has evaluated subsequent events through the date at which the statement of financial condition was available to be issued on May 25, 2017, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statement.